RNS announcement

# Farnborough Air Show 2004

BAE Systems plc will once again be represented at this year's SBAC Air Show in Farnborough, the UK's premier showcase for the aerospace and defence industry.

The Company will be displaying products and capabilities in the BAE Systems Pavilion and in flying displays.

As in previous years, a high level of interest is anticipated from the investment community. No new disclosure of financial information will be given by the Company in any presentations or meetings during the show.

**Issued by:**

BAE Systems plc
London

16 July 2004



BAE SYSTEMS



With Compliments

BAE SYSTEMS plc Stirling Square 6 Carlton Gardens London SW1Y 5AD United Kingdom
Telephone +44 (0) 1252 373232 Fax +44 (0) 1252 383991